UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EXFO, Inc.

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

302046 10 7
(CUSIP Number)

Germain Lamonde 400 Godin Avenue Québec City, Québec G1M 2K2, Canada +1 418 683-0211
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

July 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON Germain Lamonde
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,561
	8	SHARED VOTING POWER 35,150,913
	9	SOLE DISPOSITIVE POWER 164,561
	10	SHARED DISPOSITIVE POWER 35,150,913 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,315,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents 164,561 Subordinate Voting Shares held directly by Mr. Lamonde, 316,247 Subordinate Voting Shares held of record by 9356-8988 Québec Inc., 3,191,666 Subordinate Voting Shares held of record by GLIF (as defined below), 1,900,000 Subordinate Voting Shares that would result if all of the Multiple Voting Shares held of record by 9356-8988 Québec Inc. were converted on a one-for-one basis, and 29,743,000 Subordinate Voting Shares that would result if all of the Multiple Voting Shares held of record by GLIF were converted on a one-for-one basis.
(2)	Based on 57,463,245, the sum of (a) 25,820,245 Subordinate Voting Shares issued and outstanding as of July 15, 2021, as reported in the Company’s Management Proxy Circular which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 submitted to the Securities and Exchange Commission (the “SEC”) on July 16, 2021 (the “Proxy Circular”) and (b) 31,643,000 Subordinate Voting Shares that would result in the event that all of the Multiple Voting Shares beneficially owned by 9356-8988 Québec Inc. and GLIF were exchanged for Subordinate Voting Shares on a one-for-one basis.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON 9356-8988 Québec Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,216,247 (3)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,216,247 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,216,247 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (4)
14	TYPE OF REPORTING PERSON CO

(3)	Represents 316,247 Subordinate Voting Shares held of record by 9356-8988 Québec Inc. and 1,900,000 Subordinate Voting Shares that would result if all of the Multiple Voting Shares held of record by 9356-8988 Québec Inc. were converted on a one-for-one basis.
(4)	Based on 57,463,245, the sum of (a) 25,820,245 Subordinate Voting Shares issued and outstanding as of July 15, 2021, as reported in the Company’s Proxy Circular which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 submitted to the SEC on July 16, 2021 and (b) 31,643,000 Subordinate Voting Shares that would result in the event that all of the Multiple Voting Shares beneficially owned by 9356-8988 Québec Inc. and GLIF were exchanged for Subordinate Voting Shares on a one-for-one basis.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON G. Lamonde Investissements Financiers Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 32,934,666 (5)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 32,934,666 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,934,666 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3% (6)
14	TYPE OF REPORTING PERSON CO

(5)	Represents 3,191,666 Subordinate Voting Shares held of record by GLIF and 29,743,000 Subordinate Voting Shares that would result if all of the Multiple Voting Shares held of record by GLIF were converted on a one-for-one basis.
(6)	Based on 57,463,245, the sum of (a) 25,820,245 Subordinate Voting Shares issued and outstanding as of July 15, 2021, as reported in the Company’s Proxy Circular which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 submitted to the SEC on July 16, 2021 and (b) 31,643,000 Subordinate Voting Shares that would result in the event that all of the Multiple Voting Shares beneficially owned by 9356-8988 Québec Inc. and GLIF were exchanged for Subordinate Voting Shares on a one-for-one basis.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON Philippe Morin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 716,830
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 716,830
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (7)
14	TYPE OF REPORTING PERSON IN

(7)	Based on 25,820,245 Subordinate Voting Shares issued and outstanding as of July 15, 2021, as reported in the Company’s Proxy Circular which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 submitted to the SEC on July 16, 2021.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 6 of 13

 Item 1.    Security and Issuer.

This Schedule 13D (the “Statement”) relates to the subordinate voting shares, no par value (the “Subordinate Voting Shares”) of EXFO, Inc., a Canadian corporation (the “Company”), whose principal executive offices are located at 400 Godin Avenue, Québec City, Québec, G1M 2K2, Canada.

Item 2.    Identity and Background.

(a)-(c), (f) This Statement is being filed by:

(i)	Germain Lamonde, a citizen of Canada (“Mr. Lamonde”);

(ii)	9356-8988 Québec Inc., a Canadian company (“9356-8988 Québec”);

(iii)	G. Lamonde Investissements Financiers Inc., a Canadian company (“GLIF”); and

(iv)	Philippe Morin, a citizen of Canada (“Mr. Morin”).

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” Mr. Lamonde controls 9356-8988 Québec and GLIF, and is the sole director and officer of each. Mr. Lamonde, 9356-8988 Québec and GLIF are referred to collectively as the “Lamonde Reporting Persons”.

The business address of each of the Lamonde Reporting Persons is 400 Godin Avenue, Québec City, Québec, G1M 2K2, Canada. The business address of Mr. Morin is 2500 Alfred Nobel Boulevard, Saint-Laurent, Québec, H4S 0A4, Canada.

The principal occupation of Mr. Lamonde is as a director of the Company. The address of the Company is 400 Godin Avenue, Québec City, Québec, G1M 2K2, Canada.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 7 of 13

(d)-(e) None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

This statement is not being made due to the disposition or acquisition of Subordinate Voting Shares by the Reporting Persons. The descriptions of the Arrangement Agreement (as defined below), the Voting and Support Agreements (as defined below) and the Debt Commitment Letters (as defined below) are incorporated by reference in this Item 3.

Item 4.    Purpose of Transaction.

On June 7, 2021, the Company announced that it had entered into an arrangement agreement (“the Arrangement Agreement”) with 11172239 Canada Inc., a Canadian company (the “Purchaser”), and GLIF. The Arrangement Agreement provides for, among other things, the acquisition by the Purchaser, directly or indirectly, of all of the issued and outstanding Subordinate Voting Shares (other than the 3,191,666 Subordinate Voting Shares controlled by GLIF, the 316,247 Subordinate Voting Shares controlled by 9356-8988 Québec, the 164,561 Subordinate Voting Shares controlled directly by Mr. Lamonde and the 716,830 Subordinate Voting Shares controlled directly by Mr. Morin (assuming that an agreement is reached between Mr. Lamonde and Mr. Morin such that Mr. Morin becomes a shareholder of the Purchaser effective upon the closing) (collectively, the “Excluded Shares”)) by way of a plan of arrangement (“Plan of Arrangement”) under Section 192 of the Canada Business Corporations Act. Pursuant to the Arrangement Agreement and the Plan of Arrangement, each holder of Subordinate Voting Shares (other than the Dissenting Shareholders (as defined in the Arrangement Agreement) and the holders of the Excluded Shares) will be entitled to receive from the Purchaser $6.00 in cash for each Subordinate Voting Share held in the share capital of the Company and the Company will become a wholly-owned subsidiary of the Purchaser. The information disclosed in this paragraph is qualified by the Arrangement Agreement, which is filed hereto as Exhibit 99.2, and which is incorporated by reference herein.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 8 of 13

The Arrangement Agreement was amended on July 6, 2021 (the “Amending Agreement”), in order to, among other things, (i) make certain technical amendments to the sequencing of the Plan of Arrangement, (ii) extend the deadline to convene and conduct a meeting of shareholders, and (iii) provide for the possibility that Mr. Morin will become a shareholder of the Purchaser effective as of the closing of the transaction if a definitive agreement is reached between Mr. Lamonde and Mr. Morin. On July 12, 2021, the Arrangement Agreement was further amended, by way of a second amending agreement (the “Second Amending Agreement”), in order to align the Arrangement Agreement and the Plan of Arrangement with the terms of the depositary agreement to be entered into between the Company and the depositary. The information disclosed in this paragraph is qualified by the Amending Agreement and the Second Amending Agreement, which are filed hereto as Exhibit 99.3 and Exhibit 99.4, and which are incorporated by reference herein.

A special meeting of the holders of the Company’s shareholders has been called for August 13, 2021 to consider, and, if deemed advisable, to pass a special resolution approving the Plan of Arrangement. Mr. Lamonde, 9356-8988 Québec, GLIF and Mr. Morin have each entered into support and voting agreements with the Company (the “Support and Voting Agreements”) pursuant to which they have agreed, subject to the terms thereof, to vote all of their Subordinate Voting Shares in favor of the special resolution approving the statutory Plan of Arrangement (the “Arrangement Resolution”). 9356-8988 Québec and GLIF have also agreed to vote their Multiple Voting Shares in favor of the Arrangement Resolution. If the Arrangement Resolution is approved by not less than two-thirds of the votes cast by shareholders virtually present or represented by proxy at the shareholders’ meeting, voting as a single class (each shareholder being entitled to one vote per Subordinate Voting Share and the holders of Multiple Voting Shares being entitled to ten votes per multiple voting share), and a simple majority of the votes cast by the holders of Subordinate Voting Shares (other than Subordinate Voting Shares controlled by the Reporting Persons) virtually present or represented by proxy at the shareholders’ meeting, the transaction is expected to close on or about August 24, 2021. The information disclosed in this paragraph is qualified by the Support and Voting Agreements filed hereto as Exhibit 99.5, Exhibit 99.6, Exhibit 99.7 and Exhibit 99.8, and which are incorporated by reference herein.

A Canadian chartered bank (the “Lender”) has committed to provide to the Purchaser senior secured syndicated credit facilities in an initial aggregate principal amount of $125,000,000 (the “Senior Facility Commitment Letter”), consisting of (i) a senior secured revolving facility in an initial principal amount of $50,000,000 and (ii) a senior secured term loan in a principal amount of $75,000,000 (collectively, the “Senior Facility”). All advances under the revolving facility shall be used by the Purchaser to finance the general corporate purposes of the Purchaser including, but not limited to, permitted acquisitions, permitted distributions, capital expenditures and investments, but shall not be used to finance the arrangement (the “Arrangement”) pursuant to the Arrangement Agreement and any related fees or expenses. The proceeds of the term loan shall be used exclusively

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 9 of 13

to finance the Arrangement (including to refinance the existing debt of the Company), as well as any related fees and expenses incurred by the Purchaser on the closing date of the Arrangement. The obligation of the Lender to provide the Senior Facility is subject to customary conditions. The information disclosed in this paragraph is qualified by the Senior Facility Commitment Letter, which is filed hereto as Exhibit 99.9, and which is incorporated by reference herein.

In addition to the Senior Facility, a Québec crown corporation (the “Subordinated Lender”) has committed to provide an aggregate principal amount of $72,500,000 of credit facilities to be made available to the Purchaser (the “Subordinated Facility Commitment Letter” and, together with the Senior Facility Commitment Letter, the “Debt Commitment Letters”), consisting of (i) a subordinated facility in a principal amount of $60,000,000 and (ii) a convertible facility in a principal amount of $12,500,000 (collectively, the “Subordinated Facility”). The proceeds of the Subordinated Facility shall be used exclusively to finance the Arrangement, as well as any related fees and expenses incurred by the Purchaser on the closing date of the Arrangement. The obligation of the Subordinated Lender to provide the Subordinated Facility is subject to customary conditions. The information disclosed in this paragraph is qualified by the Subordinated Facility Commitment Letter, a translation of which is filed hereto as Exhibit 99.10, and which is incorporated by reference herein.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.    Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The percentages used for the Lamonde Reporting Person are calculated using a denominator of 57,463,245, the sum of (a) 25,820,245 Subordinate Voting Shares issued and outstanding as of July 15, 2021, as reported in the Company’s Proxy Circular which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 submitted to the SEC on July 16, 2021 and (b) 31,643,000 Subordinate Voting Shares that would result in the event that the Multiple Voting Shares beneficially owned by the Lamonde Reporting Persons were exchanged for Subordinate Voting Shares on a one-for-one basis. The percentage used for Mr. Morin is calculated based on 25,820,245 Subordinate Voting Shares issued and outstanding as of July 15, 2021, as reported in the Company’s Proxy Circular.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 10 of 13

 As a result of filing a Schedule 13E-3 with the SEC on July 16, 2021, the Reporting Persons may be deemed to be members of a “group” pursuant to Section 13(d) of the Exchange Act. However, Mr. Lamonde, 9356-8988 Québec and GLIF each expressly disclaim beneficial ownership of the Subordinate Voting Shares beneficially owned by Mr. Morin, and Mr. Morin expressly disclaims beneficial ownership of the Subordinate Voting Shares and Multiple Voting Shares beneficially owned by Mr. Lamonde, 9356-8988 Québec and GLIF. Neither the filing of this Statement nor any of its contents shall be deemed (a) an admission that any of the Lamonde Reporting Persons beneficially own any of the Subordinate Voting Shares that are beneficially owned by Mr. Morin, or (b) an admission that Mr. Morin beneficially owns any of the Subordinate Voting Shares or Multiple Voting Shares that are beneficially owned by the Lamonde Reporting Parties.

(c)  Except as set forth in this Item 5(c), Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Subordinate Voting Shares during the past 60 days.

(d)  No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 11 of 13

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference.

On July 6, 2000, Mr. Lamonde, GEXFO Investissements Technologiques Inc., GLIF, Fiducie Germain Lamonde, EXFO Electro-Optical Engineering Inc., and CIBC Mellon Trust Company entered into a trust agreement (the “Trust Agreement”) pursuant to which Mr. Lamonde, GEXFO Investissements Technologiques Inc., GLIF, and Fiducie Germain Lamonde placed their Multiple Voting Shares on deposit with the trustee and have undertaken not to sell or dispose of, directly or indirectly, any Multiple Voting Shares pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances in which securities legislation would have required the same offer or a follow-up offer to be made to all holders of Subordinate Voting Shares if the sale had been of Subordinate Voting Shares rather than Multiple Voting Shares, but otherwise on the same terms, subject to certain exceptions. The information disclosed in this paragraph is qualified by the Trust Agreement, which is filed hereto as Exhibit 99.11, and which is incorporated by reference herein.

The Reporting Persons entered into a Joint Acquisition Statement on July 22, 2021 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 12 of 13

Item 7.    Materials to be Filed as Exhibits.

Exhibit 99.1	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

Exhibit 99.2	Arrangement Agreement, dated June 7, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO, Inc.’s report on Form 6-K submitted to the SEC on June 10, 2021).

Exhibit 99.3	Amending Agreement, dated July 6, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO, Inc.’s report on Form 6-K submitted to the SEC on July 7, 2021).

Exhibit 99.4	Second Amending Agreement, dated July 12, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).

Exhibit 99.5	Support and Voting Agreement, dated June 7, 2021, between Germain Lamonde and EXFO, Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).
Exhibit 99.6	Support and Voting Agreement, dated June 7, 2021, between Philippe Morin and EXFO, Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).
Exhibit 99.7	Support and Voting Agreement, dated June 7, 2021, between 9356-8988 Québec Inc. and EXFO, Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).

Exhibit 99.8	Support and Voting Agreement, dated June 7, 2021, between G. Lamonde Investissements Financiers Inc. and EXFO, Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).

Exhibit 99.9	Commitment Letter, dated June 4, 2021, by and between National Bank of Canada and 11172239 Canada Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).
Exhibit 99.10

Translation of the Commitment Letter, dated June 4, 2021, by and between Investissement Québec and 11172239 Canada Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).

Exhibit 99.11	Trust Agreement, dated July 6, 2000, between Germain Lamonde, GEXFO Investissements Technologiques Inc., G. Lamonde Investisssements Financiers Inc., Fiducie Germain Lamonde, EXFO Electro-Optical Engineering Inc., and CIBC Mellon Trust Company (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 13 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 2021.

G. LAMONDE INVESTISSEMENTS FINANCIERS INC.

By:	/s/ Germain Lamonde
	Name:	Germain Lamonde
	Title:	President

9356-8988 QUÉBEC INC.

By:	/s/ Germain Lamonde
	Name:	Germain Lamonde
	Title:	President

By:	/s/ Germain Lamonde
	Name:	Germain Lamonde

By:	/s/ Philippe Morin
	Name:	Philippe Morin